UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee
Cordlife Group Limited
61 Science Park Road, #05-16/18 The Galen
Singapore Science Park II, Singapore 117525
Telephone: +65 6238-0808

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Shuang Zhao
Shearman & Sterling
12th Floor Gloucester Tower, The Landmark
15 Queen’s Road Central, Central,
Hong Kong
Telephone: +852 2978-8002

November 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21107100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cordlife Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,314,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,314,015
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,314,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 10 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Item 2.	Identity and Background.

This Statement is being filed by Cordlife Group Limited, a company limited by shares incorporated in Singapore (“Cordlife”).

The address of the principal office of Cordlife is 61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore.

The principal business activities of Cordlife are providing cord blood banking services which include the collection, processing, testing, cryopreservation and storage of umbilical cord blood at birth.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Cordlife are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, neither Cordlife nor, to the best of its knowledge, any of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Cordlife and the Issuer entered into a share purchase agreement dated as of August 15, 2012 (the “Share Purchase Agreement”).  Pursuant to the Share Purchase Agreement, Cordlife purchased 7,314,015 Shares beneficially owned by the Issuer as treasury shares (the “Sale Shares”), for a total purchase of US$20,844,942.75.  The foregoing description of the terms of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is included as Exhibit 99.1 to this Statement and is incorporated herein by reference. The closing (the “Closing”) of the transactions contemplated under the Share Purchase Agreement occurred on November 12, 2012.

The purchase of the Sale Shares was funded from the working capital of Cordlife.

Page 3 of 10 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

Cordlife purchased the Sale Shares for investment purposes and intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, Cordlife specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), Cordlife currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Cordlife; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Pursuant to the Share Purchase Agreement, the Issuer has agreed to cause one nominee designated by Cordlife to be appointed to fill one directorship on the board of the Issuer.  The appointment of such director is subject to legal and governance requirements regarding service as a director of the Issuer.  The provisions relating to the appointment of a nominee director continue for so long as Cordlife beneficially owns ten percent or more of the Shares of the Issuer.  The description of the Share Purchase Agreement applicable to Cordlife’s board nominee does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 99.1, which is incorporated herein by reference.

Other than as set forth in this Statement, Cordlife has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 10 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of Cordlife to Rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in this Item 5.

(a) and (b).  The following disclosure assumes that there are 73,140,147 issued Shares as of March 31, 2012, as set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, at the Closing, Cordlife purchased and was deemed to beneficially own 7,314,015 Shares, representing 10.0% of the Issuer’s total issued and outstanding Shares as of the Closing.  Cordlife has the sole power to vote or to direct the vote or dispose or direct the disposition of 7,314,015 Shares.

Except as disclosed in Items 5(a) and 5(b), neither Cordlife nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares, or presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of Cordlife or, to the best of its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days.

(d) To the best knowledge of Cordlife, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Cordlife.

(e) Not applicable.

Page 5 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Purchase Agreement.  On August 15, 2012, the Issuer entered into the Share Purchase Agreement with Cordlife, which provided for the purchase by Cordlife of the Sale Shares.

Pursuant to the Share Purchase Agreement, the Issuer has agreed to cause one nominee designated by Cordlife to be appointed to fill one directorship on the board of the Issuer.  The appointment of such director is subject to legal and governance requirements regarding service as a director of the Issuer.

The Share Purchase Agreement also includes customary representations and warranties, and customary provisions relating to opinions of counsel, indemnification and other provisions.  The completion of the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction or written waiver of customary conditions.

Registration Rights Agreement.  In connection with the Share Purchase Agreement, Cordlife and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) on November 12, 2012.  The Registration Rights Agreement provides for registration under the Securities Act of 1933, under various circumstances, of the Sale Shares acquired by Cordlife.  The Issuer agreed to provide shelf, demand and piggy-back registration rights and underwritten offerings with respect to such Sale Shares.

Director Indemnification Agreement.  In connection with the Share Purchase Agreement, the Issuer entered into a director indemnification agreement (the “Director Indemnification Agreement”) on November 12, 2012 with Jeremy Pinh Yee (the “Cordlife Director”), pursuant to which, subject to applicable law and to certain other exceptions, Jeremy Pinh Yee will be entitled to be indemnified by the Issuer against (a) all demands, claims, costs, charges, fees, losses, damages, judgment, fines, obligations, expenses and liabilities of any kind or whatsoever nature which may at any time be made against or incurred by him directly or indirectly by reason of or in consequence of any claim arising from the execution and discharge of his duties as a director of the Issuer, or in connection thereto; and (b) any costs, charges, liability and expenses (including but not limited to reasonable investigative, legal and other expenses, and any amounts paid in settlement) incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a director of the Issuer.  This indemnity will cease to be valid and enforceable in respect of acts or omissions of the Cordlife Director from the date of termination, resignation or cessation in any manner whatsoever of the Cordlife Director as a director.

The foregoing descriptions of the terms of the Share Purchase Agreement, the Registration Rights Agreement and the Director Indemnification Agreement are qualified in their entirety by reference to the full texts of the agreements listed in Item 7 and incorporated herein by reference.

Page 6 of 10 Pages

Except as set forth herein, Cordlife does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  None of the Shares beneficially owned by Cordlife is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such Shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1
Share Purchase Agreement, dated as of August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 15, 2012)

99.2
Registration Rights Agreement, dated as of November 12, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed on November 13, 2012)

99.3
Director Indemnification Agreement, dated as of November 12, 2012, between China Cord Blood Corporation and Jeremy Pinh Yee (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 6-K filed on November 13, 2012)

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 19, 2012	Cordlife Group Limited

	By:	/s/	Jeremy Pinh Yee
	Name:		Jeremy Pinh Yee
	Title:		Chief Executive Officer

Page 8 of 10 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING CORDLIFE

Name	Present Principal Occupation	Business Address	Citizenship
Ho Choon Hou	Chairman and Non-Executive Director	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore
Jeremy Pinh Yee	Executive Director and Chief Executive Officer	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore
Jin Lu	Non-Executive Director	#65 Cairnhill Road, 27-01 Ritz Carlton Residence, Singapore 229721	Singapore
Ho Sheng	Lead Independent Director	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore
Goh Jin Hian	Independent Director	19 Holland Green, Singapore 276142	Singapore
Ng Tiak Soon	Independent Director	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore
Gwendolene Yeo	General Manager, Singapore	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore
Emily Cheung	General Manager, Hong Kong	Unit G11-12 & 15, G/F., Biotech Centre 2, No. 11 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong	Hong Kong
Thet Hnin Yi	Financial Controller	61 Science Park Road, #05-16/18 The Galen, Singapore Science Park II, Singapore 117525	Singapore

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Share Purchase Agreement, dated as of August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 15, 2012)

99.2
Registration Rights Agreement, dated as of November 12, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed on November 13, 2012)

99.3
Director Indemnification Agreement, dated as of November 12, 2012, between China Cord Blood Corporation and Jeremy Pinh Yee (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 6-K filed on November 13, 2012)

Page 10 of 10 Pages